Exhibit 99.20

THIRD AMENDMENT TO STOCK PLEDGE AGREEMENT

This Third Amendment to Stock Pledge Agreement (the “Third Amendment”) is made this 20th day of September, 2012, by Alico Holding, LLC (“Pledgor”) and Farm Credit of Florida, ACA, an agricultural credit association, for itself, as successor by merger to Farm Credit of Southwest Florida, ACA, and as agent/nominee for other lending institutions having an interest, direct or indirect, in the Loans (as defined below) from time to time, including, without limitation, Florida Federal Land Bank Association, FLCA, a wholly-owned subsidiary of Farm Credit of Florida, ACA (the “Pledgee”) (the Pledgor and the Pledgee Party, the “Parties”).

Factual Background Statement

1.       Pledgor has previously granted to Pledgee that certain Stock Pledge Agreement dated as of September 24, 2008, as amended by that certain First Amendment to Stock Pledge Agreement dated November 20, 2008 and as further amended by that certain Second Amendment to Stock Pledge Agreement dated February 4, 2009 (collectively, the “Pledge Agreement”).

2.       The Pledge Agreement secures all indebtedness of Pledgor, Atlantic Blue Group,

Inc., Alico Holding, LLC, Blue Head Ranch, LLC, Blue Head Farms, LLC, Blue Head Cattle, LLC, Tri-County Grove, LLC, Atlanticblue Warehousing, LLC, Blue Box Storage, LLC, Phoenix Industries, LLC, and Footman Trail, LLC (jointly and severally, the “Borrowers”), all as more particularly described in the Pledge Agreement.

3.       Borrowers have requested and Pledgee has agreed agreed to issue two new Term

Loans in the original principal amounts of $4,150,000.00 and $4,850,000.00 (collectively, the “Loans”) to renew existing indebtedness of Borrowers outstanding to Pledgee under that certain RLOC Note in the original principal amount of $20,000,000.00 executed by Borrowers in Favor of Pledgee and dated September 24, 2008, as such has been modified, amended, restated and renewed from time to time.

4.       In connection with the closing of the Loans and in consideration of Pledgee’s willingness to continue to extend credit to Borrowers, the Parties desire to modify the Pledge Agreement to provide, among other things, that the Collateral, as defined in the Stock Pledge Agreement, secures the repayment in full of the Loans.

NOW THEREFORE, in consideration of the mutual promises contained herein, and of other good and valuable consideration, the receipt and adequacy of which the Parties hereby acknowledge, the Parties hereto agree as follows:

1.       The defined term “Borrowers” as defined in the first paragraph of the Preliminary Statement is amended to remove Blue Head Cattle, LLC and Blue Box Storage, LLC, such entities being dissolved under the laws the state of their charters.

2.       The defined term “Obligations”, as defined in Section 1 of the Pledge Agreement, is amended to include, in addition to the liabilities and obligations presently described therein, amounts outstanding under Loans.

3.       Except as otherwise modified hereby, the terms of the Pledge Agreement shall remain in full force and effect.

4.       This Third Amendment shall be governed by and construed in accordance with the laws of the State of Florida.

5.       All capitalized terms herein not defined herein, shall have the meaning given to them in the Pledge Agreement.

In witness whereof, the Parties have executed this Third Amendment to Stock Pledge Agreement under seal to be effective as of the date first written hereinabove:

PLEDGOR:

Alico Holding, LLC

/s/ David Koon
By:	David Koon, Manager

PLEDGEE:

Farm Credit of Southwest Florida, ACA

/s/ Larry Hall
By:	Larry Hall
Its:	Loan Officer and Authorized Representative

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